SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Huaneng Power International, Inc.

( NAME OF ISSUER )

Overseas Listed Shares with Par Value of RMB1.00 Per Share

(Title of Class of Securities)

Y3744A105

(CUSIP Number)

December 30, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
X Rule 13d-1 (b)
Rule 13d-1 (c)
Rule 13d-1 (d)

CUSIP No. Y3744A105	13G	Page 1 of 3 pages

1.	Names of reporting persons	JPMorgan Chase & Co.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	13-2624428

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5.	SOLE VOTING POWER	192,134,000
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	9,044,000
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER	266,908,000
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	4,472,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
271,380,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7%

12.	TYPE OF REPORTING PERSON*	HC

Item 1(a).	Name of Issuer:
Huaneng Power International, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
6 Fuxingmennei Street, Xicheng District, Beijing, People's Republic of China

Item 2(a).	Name of Person Filing:
JPMorgan Chase & Co.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
270 PARK AVE
NEW YORK, NY 10017

Item 2(c).	Citizenship
Delaware

Item 2(d).	Title of Class of Securities:
Overseas Listed Shares with Par Value of RMB1.00 Per Share
Unless otherwise noted, security being reported is common stock

Item 2(e).	CUSIP Number:	Y3744A105

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
Or (c), Check Whether the Person Filing is a :

(a)		Broker or dealer registered under Section 15 of the Exchange Act;
(b)		Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)		Insurance company as defined in Section 3(a)(19) of the
Exchange Act;
(d)		Investment company registered under Section 8 of the Investment
Company Act;
(e)		An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)		An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);
(g)	X	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
(h)		A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act;
(i)		A church plan that is excluded from the definition of an
Investment company under Section 3(c)(14) of the Investment
Company act;
(j)		Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(b), check this box.	X

Page 2 of 3 pages
Item 4.	Ownership

Provide the following information regarding the aggregate number and
Percentage of the class of securities of issuer identified in Item 1.
(a)	Amount beneficially owned: 271,380,000
	Including 0 shares where there is a Right to Acquire.
(b)	Percent of class: 5.7%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	192,134,000
	(ii)	Shared power to vote or to direct the vote:	9,044,000
	(iii)	Sole power to dispose or to direct the disposition of:	266,908,000
	(iv)	Shared power to dispose or to direct the disposition of:	4,472,000

Item 5.	Ownership of Five Percent or Less of a Class. NOT APPLICABLE

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
the following. ( )

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

JPMorgan Chase & Co. is the beneficial owner of 271,380,000 shares of the issuer's common stock on behalf of other persons known to have one or more of the following:
the right to receive dividends for such securities;
the power to direct the receipt of dividends from such securities;
the right to receive the proceeds from the sale of such securities;
the right to direct the receipt of proceeds from the sale of such securities;
No such person is known to have an interest in more than 5% of the class of securities reported herein unless such person is identified below.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security being reported on by the Parent Holding Company.
This notice is filed on behalf of JPMorgan Chase & Co. and its wholly owned Subsidiary (ies),
JPMorgan Chase Bank, National Association
J.P. Morgan Investment Management Inc.
JPMorgan Asset Management (UK) Limited
JF Asset Management Limited
JPMorgan Asset Management (Taiwan) Limited

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 3 of 3 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2017	JPMorgan Chase & Co.
By: /s/ Michael T. Lees
--------------------------------------
Michael T. Lees
Compliance

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the commission may be incorporated by reference. The name and any title of each person who signs the the statement shall be typed or printed beneath his signature.